SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

RELEVANT FACT

EMBRATEL PARTICIPAÇÕES S.A.
Public Company
Corporate Taxpayer Registry n.º 02.558.124/0001 -12

A Embratel Participações S.A. (“Company” or “Embrapar”) informs that it concluded the acquisition and merger, by the Company, of the total capital stock of Telmex do Brasil Ltda. (‘TDB’) and (ii) a corporate stake corresponding to 37.1% of the capital stock of Net Serviços de Comunicação S.A. (‘NET’), owned by Teléfonos de México S.A. de C.V. (‘Telmex’) announced on May 24, 2005 and in October 3, 2005.

The acquisition and merger transaction was implemented through the merger of the Atlantis Holdings do Brasil Ltda. (“Atlantis”) and Latam do Brasil Participações S.A. (“Latam do Brasil”), companies which hold the participation in the capital stock of TDB and NET, respectively. The merger and acquisition transaction was approved by the majority of the shareholders present at the extraordinary shareholder meeting of Embrapar and by the unanimous vote of LATAM´s shareholders in the Extraordinary General Meetings and the by the unanimous vote of Atlantis’ limited partners at today’s date.

As a consequence of the acquisition and merger, Embrapar’s capital stock will be R$5,074,940,769.50 (five billion seventy four million, nine hundred and forty thousand, seven hundred and sixty nine and fifty cents) divided into 988,758,654,307 (nine hundred and eighty-eight billion, seven hundred and fifty-eight million, six hundred and fifty-four thousand, three hundred and seven) registered shares without face value, comprising 512,480,331,944 (five hundred and twelve billion, four hundred and eighty million, three hundred and thirty-one thousand, nine hundred and forty-four) ordinary shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, three hundred and twenty-two thousand, three hundred and sixty-three) preferred shares.

For more information see the Company’s website www.embratel.com.br

Rio de Janeiro, October 24th de 2005

EMBRATEL PARTICIPAÇÕES S.A.
ISAAC BERENSZTEJN
INVESTOR RELATIONS DIRECTOR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.